Exhibit 1

ASX	Level 18, 275 Kent Street
Sydney, NSW, 2000
Release

3 MAY 2021

Westpac New Zealand CEO to retire

Westpac New Zealand Limited Chief Executive Officer, David McLean has today announced he will be retiring after more than 20 years with the Group.

Mr McLean joined Westpac New Zealand in 1999 and held a number of senior roles across retail and institutional banking, before being appointed CEO Westpac New Zealand Limited in February 2015.

Westpac Group CEO, Peter King, thanked Mr McLean for his contribution during his long tenure.

“David has been with Westpac for more than two decades and has held a number of senior roles in that time. He has made a significant contribution to the company, including playing a pivotal role in driving growth in the New Zealand business while lifting the bank’s support for New Zealanders.

“David has led the bank through the challenges of COVID-19, with a sharp focus on helping customers adapt and supporting New Zealand through the recovery.

“I wish David all the best for his retirement.”

Mr McLean said: “I have thoroughly enjoyed my time at Westpac New Zealand and have been honoured to lead the organisation.”

Mr McLean will remain in the role until 25 June after which time Simon Power, General Manager Institutional & Business Banking will act as CEO, subject to regulatory approval, while a global search is completed.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.